Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

March 26, 2024

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

360 TREASURY SYSTEMS AG – Added to Execute or Trade section

VIRTU EUROPE TRADING LIMITED – Name changed from Virtu ITG Europe Trading Limited in Execute or Trade section

STANDARD CHARTERED BANK, BANGLADESH BRANCH – Terminated from Custody, Clear, or Settle section